©2024 Oruka Therapeutics 1 Company Overview June 2024 ©2024 Oruka Therapeutics Filed by Arca biopharma, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a - 12 of the Securities Exchange Act of 1934, as amended Subject Company: ARCA biopharma, Inc. (Commission File No. 000 - 22873)

Disclaimers

This presentation is strictly confidential and being made to you solely as a prospective investor in the proposed offering (the "Offering") of common stock, par value $0.001 per share, or, in lieu thereof, pre-funded warrants (together, the "Securities") of Oruka Therapeutics, Inc (the "we," "us," "our" or the "Company") in connection with the transactions (the "Proposed Transaction") contemplated by the agreement and plan of merger to be entered into by the Company and ACRA Biopharma, Inc., a Delaware corporation ("Atlas"), among others (the "Merger Agreement").

The Securities have not been and will not be registered under the U.S. Securities Act of 1933 (as amended, the "Securities Act") or any state securities laws or the laws of any foreign jurisdiction. The Securities are being offered only to persons in reliance upon the exemption from securities registration for transactions not involving any public offering afforded by Section 4(a)(2) of the Securities Act, and Rule 506 of Regulation D promulgated by the United States Securities and Exchange Commission (the "Commission") promulgated thereunder. The Securities have not been approved or disapproved by the Commission, or any other securities regulating body or agency, nor has any such authority, commission, or body passed on the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense.

By accepting this presentation, you will be deemed to represent that you are a sophisticated institutional investor, have the capacity to protect your own interests in connection with the Offering, and have sufficient knowledge and experience in investing in investments similar to the Securities to properly evaluate the merits and risks of the investment in the Securities. This presentation is meant only for the intended recipient based on its representations regarding such qualifications.

This presentation is for informational purposes only and only a summary of certain information related to the Company. It does not purport to be complete and does not contain all information that an investor may need to consider in making an investment decision. You may not take away, reproduce, or distribute this presentation, in whole or in part, and you may not disclose any of the contents of this presentation to any other person. Acceptance of this presentation constitutes an agreement to be bound by the terms set forth herein. The information contained herein does not constitute investment, legal, accounting, regulatory, taxation or other advice, and the information does not take into account your investment objectives or legal, accounting, regulatory, taxation or financial situation or particular needs. Investors must conduct their own investigation of the investment opportunity and evaluate the risks of acquiring the Securities based solely upon such investor's independent examination and judgment as to the prospects of the Company as determined from information in the possession of such investor or obtained by such investor from the Company, including the merits and risks involved.

Statements in this presentation are made as of the date hereof unless stated otherwise herein, and neither the delivery of this presentation at any time, nor any sale of Securities, shall under any circumstances create an implication that the information contained herein is correct as of any time subsequent to such date. The Company is under no obligation to update or keep current the information contained in this document. No representation or warranty, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or opinions contained herein, and any reliance you place on them will be at your sole risk. The Company, its affiliates and advisors do not accept any liability whatsoever for any loss howsoever arising, directly or indirectly, from the use of this document or its contents, or otherwise arising in connection with the Offering.

Forward-Looking Statements

Certain statements contained in this presentation that are not descriptions of historical facts are "forward-looking statements." When we use words such as "potentially," "could," "will," "projected," "possible," "expect," "illustrative," "estimated" or similar expressions that do not relate solely to historical matters, we are making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause our actual results to differ materially from our expectations discussed in the forward-looking statements. This may be a result of various factors, including, but not limited to: our management team's expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the Offering and the Proposed Transaction, and the expected effects, perceived benefits or opportunities and related timing with respect thereto, expectations regarding or plans for discovery, preclinical studies, clinical trials and research and development programs and therapies; expectations regarding the use of proceeds and the time period over which our capital resources will be sufficient to fund our anticipated operations; and statements regarding the market and potential opportunities for inflammatory skin treatments and therapies. All forward-looking statements, expressed or implied, included in this presentation are expressly qualified in their entirety by this cautionary statement. You are cautioned not to place undue reliance on any forward-looking statements. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by this cautionary statement, to reflect events or circumstances after the date of this presentation.

No Offer or Solicitation

This presentation and the information contained herein is not intended to and does not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the Proposed Transaction or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any Securities pursuant to the proposed Offering or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of Securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NEITHER THE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE.

Important Additional Information About the Proposed Offering Will be Filed with the SEC

This presentation is not a substitute for the registration statement or for any other document that Atlas may file with the Commission in connection with the Offering or Proposed Transaction. In connection with the Proposed Transaction, Atlas intends to file relevant materials with the Commission, including a registration statement on Form S-4 that will contain a proxy statement/prospectus of Atlas. ATLAS URGES INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE COMMISSION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ATLAS, THE COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed by Atlas with the Commission (when they become available) through the website maintained by the Commission at *www.sec.gov*. In addition, investors and stockholders should note that Atlas communicates with investors and the public using its website (*www.arcabio.com*) and the investor relations website (*www.arcabio.com/investors*) where anyone will be able to obtain free copies of the proxy statement/prospectus and other documents filed by Atlas with the Commission and stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Offering and related transactions between Atlas and the Company.

Participants in the Solicitation

Atlas, the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the Proposed Transaction. Information about Atlas' directors and executive officers including a description of their interests in Atlas is included in Atlas' most recent Annual Report on Form 10-K, as filed with the Commission on February 1, 2024. Additional information regarding these persons and their interests in the proposed transaction will be included in the proxy statement/prospectus relating to the Proposed Transaction when it is filed with the Commission. These documents can be obtained free of charge from the sources indicated above.

Industry and Market Data

Market and industry data and forecasts used in this presentation have been obtained from independent industry sources as well as from research reports prepared for other purposes. Although we believe these third-party sources to be reliable, we have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this presentation. Statements as to our market and competitive position data are based on market data currently available to us, as well as management's internal analyses and assumptions regarding the Company, which involve certain assumptions and estimates. These internal analyses have not been verified by any independent sources and there can be no assurance that the assumptions or estimates are accurate. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors. As a result, we cannot guarantee the accuracy or completeness of such information contained in this presentation.

ORUKA
©2024 Oruka Therapeutics
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©2024 Oruka Therapeutics 3 Important Additional Information About the Proposed Offering Will be Filed with the SEC This presentation is not a substitute for the registration statement or for any other document that Atlas may file with the C omm ission in connection with the Offering or Proposed Transaction. In connection with the Proposed Transaction, Atlas intends to file relevant materials with the Commission, including a registration statement on Form S - 4 that w ill contain a proxy statement/prospectus of Atlas. ATLAS URGES INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE COMMI SSI ON, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN I MPO RTANT INFORMATION ABOUT ATLAS, THE COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy stat eme nt/prospectus and other documents filed by Atlas with the Commission (when they become available) through the website maintained by the Commission at www.sec.gov . In addition, investors and stockholders should note that Atlas communicates with investors and the public using its website ( www.arcabio.com ) and the investor relations website ( www.arcabio.com/investors ) where anyone will be able to obtain free copies of the proxy statement/prospectus and other documents filed by Atlas with t he Commission and stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or i nve stment decision with respect to the Offering and related transactions between Atlas and the Company . Participants in the Solicitation Atlas, the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the Proposed Transaction. Information about Atlas’ directors and executive officers including a description of their interests in Atlas is included in Atlas’ most recent Annual Report on Fo rm 10 - K, as filed with the Commission on February 1, 2024. Additional information regarding these persons and their interests in the proposed transaction will be included in the proxy statement/prospectus relating to the Proposed T ran saction when it is filed with the Commission. These documents can be obtained free of charge from the sources indicated above. Industry and Market Data Market and industry data and forecasts used in this presentation have been obtained from independent industry sources as well as from research reports prepared for other purposes. Although we believe these third - party sources to be reliable, we have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or co mpleteness of the data. Forecasts and other forward - looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward - looking statements in this presentation. Statement s as to our market and competitive position data are based on market data currently available to us, as well as management’s internal analyses and assumptions regarding the Company, which involve certain assumptions and estimates. The se internal analyses have not been verified by any independent sources and there can be no assurance that the assumptions or estimates are accurate. While we are not aware of any misstatements regarding our industry dat a presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors. As a result, we cannot guarantee the accuracy or completeness of such information contained in this presenta tio n. Disclaimers (continued)

©2024 Oruka Therapeutics 4 Building best - in - class therapies for psoriasis and other diseases Our name – derived from or , for “skin,” and arukah , for “restoration” – reflects our mission to deliver best - in - class therapies for inflammatory skin diseases Notes: Oruka has an option to acquire exclusive worldwide rights from Paragon Therapeutics, Inc., for all programs, with IL - 23 r ights for all therapeutic indications outside of IBD. Abbreviations: FIH, first - in - human; HV, healthy volunteer; mAb, monoclonal antibody; MoA, mechanism of action; PK, pharmacokinet ics; PsA, psoriatic arthritis; PsO, psoriasis • Potentially best - in - class half - life extended mAbs designed to maximize efficacy with as little as one dose per year • Targeting mechanisms with proven efficacy and safety involved in disease pathology and maintenance of tissue - resident memory T cells (TRM) to treat and potentially cure disease • Acquired rights to development candidates from Paragon Therapeutics, an antibody discovery company founded by Fairmount , following in the footsteps of Apogee and Spyre which collectively raised >$700M in 2023 TARGET PROGRAM DISCOVERY IND - ENABLING CLINICAL POTENTIAL INDICATIONS Undisclosed TRM MoA Combinations PsO FIH 1H25 HV PK 2H25 PsO , PsA, others FIH 2H25 IL - 17A/F Same MoA as Bimzelx® ORKA - 002 IL - 23 Same MoA as Skyrizi® ORKA - 001

©2024 Oruka Therapeutics 5 5 13 7 14 9 11 15 18 25 20 2 4 4 6 7 10 25 32 0 20 40 60 80 100 120 140 2022 2028 Sales ($B) 0 2 4 6 8 10 Humira Sotyktu Other Bimzelx Taltz Cosentyx Ilumya Stelara Tremfya Skyrizi Co - lead programs target a $50B+ total market opportunity  ORKA - 001/002 target the dominant mechanisms in the largest I&I market 2028 PsO sales estimate ($B) Global I&I market 100 127 IL - 23s forecast to generate ~$15B in 2028 sales : • >40% of market • ~2x IL - 17 sales • ~6x TYK2 sales amongst top 10 therapies IL - 17A and IL - 17A/F class important for patients with PsA involvement • >$7.5 B in 2028 sales in PsO alone Among TYK2s , only Sotyktu breaks into top 10 Other therapies, including orals, are < 20% of market Notes: Asthma sales represent biologic treatments only Sources: EvaluatePharma; GlobalData; Barclays; TD Cowen; Oruka analysis $50B+ addressable for ORKA - 001/002 HS RA CD UC Asthma AD PsO PsA axSpA Sales ($B)

©2024 Oruka Therapeutics 6 ORKA - 001: potentially best - in - class anti - IL - 23p19

©2024 Oruka Therapeutics 7 0 10 20 30 40 50 60 70 80 90 Biologics have raised the bar on standard of care in PsO, but there is ample room for improvement 2 4 8 12 26 Time Between Doses (Weeks) Placebo - adjusted PASI 100 (Week 16) (%) ORKA - 001 target range Sources: FDA and EMA Approval Labels 52 Legend Anti - IL - 23 Anti - IL - 12/23 Anti - IL - 17A Anti - TNF Anti - IL - 17A/F Black box warning / significant safety concerns Mixed safety results; some AEs / SAEs of note Highly safe; no AEs / SAEs of note

©2024 Oruka Therapeutics 8 Perfecting the product profile in plaque psoriasis Higher PASI 100 Higher exposure drives higher response 1 - 2 doses per year Enabled by half - life extension Disease modifying Evidence for disease modification via high exposure anti - IL - 23 IL - 23p19 safety profile Strong safety precedent even at high peak exposures

©2024 Oruka Therapeutics 9 ORKA - 001 could be the last word in IL - 23p19 inhibitors Similar epitope to Skyrizi ( risankizumab ) with equal or better potency • Validated mechanism of action • Binds specifically to IL - 23p19 (not IL - 12/23 p40) • K D < 20 pM • Predicted equivalent safety • Predicted to meet or beat efficacy Novel IP for composition of matter into 2040s Effector - null human IgG1 Fc Half - life extension through validated Fc modification • Higher exposure to increase efficacy • Longer exposure to reduce dosing frequency Notes: Oruka holds worldwide rights to all therapeutic indications outside of IBD

©2024 Oruka Therapeutics 10 0 10 20 30 40 0 50 100 150 Cyno Half-Life (Days) H u m a n H a l f - L i f e ( D a y s ) Clinical experience with YTE predicts significant half - life extension for ORKA - 001 Notes & Sources: Internal data (left); NHP datapoints associated with ADA excluded from analysis; HLE indicates extended half - life; sources on file for other wildtype ( WT) and YTE mAbs (right); Skyrizi BLA review notes a ~7.2 - to 7.7 - day half - life in NHPs , which translated to ~28 - day half - life in humans 2.4x longer half - life with PoC mAb vs. Skyrizi in NHPs 0 10 20 30 40 50 60 1 10 100 Days Post-Injection S e r u m C o n c e n t r a t i o n ( µ g / m L ) Risankizumab HLE anti-IL-23 t 1/2 ~24 days t 1/2 ~10 days t 1/2 ~24 days t 1/2 ~10 days Implies ORKA - 001 could have a half - life of ~74 days in humans Subcutaneous administration NHP Half - Life (Days) Days Post - Injection Human Half - Life (Days) WT mAbs YTE mAbs Risankizumab • YTE modification typically increases t 1/2 by 2 - 4x in both NHP and humans ORKA - 001 utilizes proven YTE modification to extend half - life • For YTE mAbs, human t 1 /2 = ~ 3.1x NHP t 1 /2 ORKA - 001

KNOCKOUT study tested higher anti-IL-23 exposures in PsO

KNOCKOUT inclusion criteria

- Adults
- Chronic, stable plaque psoriasis
  - ≥ 6 months
  - PASI ≥ 12
  - ≥ 10% BSA
- No prior Skyrizi use



Screening
Double-blind dosing (Weeks 0-16)
Double-blind follow-up (Weeks 16-52)
KNOCKOUT trial
Skyrizi 600 mg SC (N=10, 4x approved dose)
Skyrizi 300 mg SC (N=10, 2x approved dose)
UltIMMa Ph3 trials
Skyrizi 150 mg SC (FDA labeled dose)
Week
0
4
16
28
40
52

Goal to determine if **high-dose IL-23 inhibition at 2-4x the approved Skyrizi dose could result in higher PASI 100 rates and long-term remissions by eliminating TRMs**

ORUKA

Sources: 2018 Gordon (Lancet); 2023 Blauvelt (WCD presentation)
©2024 Oruka Therapeutics
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©2024 Oruka Therapeutics 12 KNOCKOUT study tested higher anti - IL - 23 exposures in PsO Double - blind follow - up (Weeks 16 - 52) Double - blind dosing (Weeks 0 - 16) Screening KNOCKOUT inclusion criteria • Adults • Chronic, stable plaque psoriasis – ≥ 6 months – PASI ≥ 12 – ≥ 10% BSA • No prior Skyrizi use Skyrizi 600 mg SC (N=10, 4x approved dose) Skyrizi 300 mg SC (N=10, 2x approved dose) KNOCKOUT t rial UltIMMa Ph3 t rials Skyrizi 150 mg SC (FDA labeled dose) Week 4 0 16 28 40 52 Goal to determine if high - dose IL - 23 inhibition at 2 - 4x the approved Skyrizi dose could result in higher PASI 100 rates and long - term remissions by eliminating TRMs Sources: 2018 Gordon (Lancet); 2023 Blauvelt (WCD presentation)

©2024 Oruka Therapeutics 13 KNOCKOUT extended exposure - response relationship – higher exposures drove higher PASI 100 0 10 20 30 40 50 60 70 80 90 0 2 4 6 8 10 12 14 16 18 20 22 24 26 28 Time (Weeks) PASI 100 (%) UltIMMa - 1/2 combined (Skyrizi at approved 150 mg SC dose; W0 , 4, Q12W ) VOYAGE - 1/2 combined (Tremfya at approved 100 mg SC dose; W0, 4, Q8W) Notes: Cross - trial comparisons. Not placebo controlled. KNOCKOUT data consists of pooled analysis of 300 and 600 mg dose levels Sources: 2017 Blauvelt (JAAD); 2017 Reich (JAAD); 2018 Gordon (Lancet); 2023 Blauvelt (WCD presentation) Ongoing follow - up to test whether higher exposures can drive durable remissions by eliminating TRM cells from the tissue +30pp +23pp KNOCKOUT (Skyrizi at 2 - 4x approved dose; W0 , 4, 16; pooled data)

©2024 Oruka Therapeutics 14 0 20 40 60 80 100 0 10 20 30 PASI 100 (%) C avg (µg/mL) 0 20 40 60 80 100 0 10 20 30 PASI 100 (%) C avg (µg/mL) KNOCKOUT Notes & Sources: Adapted from 2019 Khatri (Clin Pharmacol Ther ) and Skyrizi BLA Multi - disciplinary Review (Fig. 20); KNOCKOUT pooled PASI 100 from 2023 Blauvelt (WCD presentation); gray dots represent observed PASI 100 rates within each C avg decile for Skyrizi ; g ray lines represent model - estimated probabilities for PASI 100 for Skyrizi derived from Khatri ; f or induction phase (0 - 16 weeks), model - estimated probabilities reflect all patients, and do not exclude Asian ethnicity ORKA - 001 projected to extend exposure - response relationship established by Skyrizi Phase III and KNOCKOUT Induction phase (0 - 16 weeks) Steady - state phase (40 - 52 weeks) Skyrizi exposure - response data indicates that projected ORKA - 001 exposures could result in 10 - 20% higher PASI 100 rates than Skyrizi Exposure deciles Phase 3 average Projected ORKA - 001 exposure & response 0 20 40 60 80 100 0 5 10 15 PASI 100 (%) C avg (µg/mL) Phase 3 average Projected ORKA - 001 exposure & response Exposure deciles 0 20 40 60 80 100 0 5 10 15 PASI 100 (%) C avg (µg/mL)

©2024 Oruka Therapeutics 15 ORKA - 001 at one dose per year could match KNOCKOUT early exposures and greatly exceed trough levels Notes & Sources: KNOCKOUT efficacy data from 2023 Blauvelt (WCD presentation); KNOCKOUT and ORKA - 001 exposure from Oruka modeling based on internal data and published pharmacokinetic model for Skyrizi 0 10 20 30 40 50 60 0 10 20 30 40 50 60 70 80 90 0 4 8 12 16 20 24 28 32 36 40 44 48 52 [Ab] ( μ g/mL) PASI 100 (%) Time (Weeks) • Patients in KNOCKOUT received 2 - 4x approved Skyrizi dose at 0, 4, and 16 weeks • ORKA - 001 could exceed these exposures at an achievable dose for a Q1Y regimen • ORKA - 001 could have superior maintenance of response late in the dosing interval via higher C trough levels • C trough remains ~6 - fold higher with ORKA - 001 • KNOCKOUT C trough dips below Skyrizi at ~35 weeks ORKA - 001 exposure (single 600 mg dose) KNOCKOUT exposure (pooled) KNOCKOUT PASI 100 (pooled)

©2024 Oruka Therapeutics 16 0 10 20 30 40 50 Siliq Taltz Cosentyx Bimzelx Tremfya Ilumya Skyrizi Loss of PASI 90 Loss of PASI 100 Potential for disease modification or cure by depleting TRMs 0% 5% 10% 15% % of T Cells in Tissue 12% 8% 8% 13% Leading to long - lasting remissions after treatment withdrawal – pointing to possibility of disease modification Anti - IL - 23 acts upstream of disease - causing TRMs, and has a unique ability to deplete them from tissue Excitement growing in dermatology community to test disease modification potential of high anti - IL - 23 exposures early in disease – a perfect opportunity for ORKA - 001 Studies published showing that longer responses associated with shorter duration disease Lesional Non - lesional Tremfya (Anti - IL - 23) Cosentyx (Anti - IL - 17A) Notes & Sources: Charts adapted from 2021 Mehta (J Invest Derm) (Fig. 5b ) and 2022 Regnault (Am J Clin Dermatol) (Fig. 2b ); 2022 Blauvelt (J Psoriasis Psoriatic Arthritis); 2023 Chiu (J Am Acad Dermatol). Abbreviations: TRM, tissue - resident memory T cell Anti - IL - 23 Anti - IL - 17 TRM subsets CD8+ CD49a - CD103+ CD8+ CD49a+ CD103+ CD8+ CD49a+ CD103 - Week 0 Week 24 Median Time to Relapse (Weeks)

©2024 Oruka Therapeutics 17 Safety of peak exposures established by Crohn’s dose regimen “ You literally can’t overdose this drug …patients take two shots on accident and they’re fine” – U.S. KOL Notes & Sources: Oruka modeling based on internal data and published pharmacokinetic model for Skyrizi; modeled Skyrizi exposure reflects approved regimen in Crohn’s disease 0 4 8 12 16 20 24 0 50 100 150 200 Weeks [ A b ] g / m L ORKA-001: 600 mg W0 (SC) Skyrizi: 600 mg W0, 4, 8 (IV) then 180-360 mg Q8W (SC) • Peak exposures with highest ORKA - 001 proposed dosing are less than ½ what is routinely used in Crohn’s • No correlations at patient level between exposure and safety signals for Skyrizi across 1,000s of patients dosed in derm and IBD • Very uncommon to have clinical precedent in large numbers of patients for safety of higher exposures 2.6x higher in Crohn’s therapy [Ab] (µg/mL)

©2024 Oruka Therapeutics 18 .. Base case is best - in - class, upside could be paradigm changing Base case scenario Upside scenario Best - in - class profile Paradigm - changing Potential for patient - specific dosing to extend interval Modify and potentially cure disease in some patients Added benefit Maintenance dosing Twice yearly Once yearly PASI 100 Match or exceed Skyrizi Highest observed to date (as in KNOCKOUT study)

©2024 Oruka Therapeutics 19 Development path sets up a catalyst - rich next 3 years 2024 2025 2026 2027 Activity Phase 2 PsO Phase 1a /b HV & PsO ORKA - 001 development Potential for rapid de - risking, value recognition, and path to BLA • PoC PK data is highly validating , showing both basis for differentiation and early safety • Validated clinical endpoints (e.g., PASI 100) show highly robust correlation between Phase 2 and 3 • Rapid timelines possible in PsO – average time from FIH to BLA/NDA is 6.5 years 2H 2025 PoC: PK OLE 1H 2025 FPI Ph1a 2H 2026 PoC: PsO 1H 2026 Final PK 2H 2027 Ph2 16 - week blinded data & OLE long - term Notes: Average time from FIH to BLA/NDA reflects average of Skyrizi, Tremfya, Bimzelx, and Sotyktu Abbreviations: FPI , first patient in; OLE, open - label extension

©2024 Oruka Therapeutics 20 ORKA - 002: potentially best - in - class anti - IL - 17A/F

©2024 Oruka Therapeutics 21 IL - 17A/F dual blockade has emerged as the superior strategy Notes & Sources: Figure adapted from 2020 Brevi (Front Immunol.); PASI 100 reflects average of Ph3 trials (best - performing group in Ph2b trial for sonelokimab), not placebo adjusted; FDA and EMA Approval Labels; UCB Press Releases; 2023 Venhoff (Lancet Rheum) 0 10 20 30 40 50 60 70 Taltz Siliq Cosentyx Bimzelx Sonelokimab PASI 100 (Week 16) in PsO (%) IL - 17As IL - 17A/Fs ~50% increase in % of patients reaching PASI100 Superior efficacy in other indications as well (e.g., PsA, HS, axSpA)  Superiority of IL - 17A /F in PsO – the largest target market

©2024 Oruka Therapeutics 22 Bimzelx is showing signs of massive peak sales potential Notes: x - axis marks end of week Sources: Jefferies (based on IQVIA data); Cowen; GlobalData 0 100 200 300 400 500 600 700 800 900 1,000 1,100 Weekly Prescriptions (U.S.) Weeks after Launch W1 W6 W11 W26 Bimzelx (approved Oct ’23) Cosentyx Taltz Tremfya Skyrizi IL - 23s IL - 17As 2 4 6 8 10 12 14 16 0 Global IL - 17 Class Sales ($B) 2015 2020 Therapy Target DC - 806 Sonelokimab Izokibep IL - 17A IL - 17A/F IL - 17A/A IL - 17A/F IL - 17A IL - 17A 2025 2029  Very strong launch in PsO shows potential,  and ability to differentiate in this market  Capturable market of $15B+ across all indications by 2030 Year W16 W2 1

©2024 Oruka Therapeutics 23 The two leading IL - 17A/Fs leave room for improvement Sources: 2020 Adams (Front Immunol.); 2017 Glatt (BJCP); 2019 Svecova (JAAD); FDA / EMA Approval Labels; Company websites; Pr ess releases ORKA - 002 (TPP) Sonelokimab Format Full - length, dual targeting, half - life extended mAb Trivalent structure with nanobodies targeting IL - 17A/F, IL - 17F, and albumin Full - length, dual targeting mAb Clear dose response Expected similar to Bimzelx Minimal risk of neutralizing ADAs Expected similar to Bimzelx ~30% of patients had ADAs in Phase 1; TBD in late - stage trials ~15 - 25% of patients had ADAs; no clinical impact Single SC injection Safety and efficacy PsO regimen Doses per year (maintenance)

©2024 Oruka Therapeutics 24 ORKA - 002 could be the best - in - class IL - 17A/F inhibitor Similar epitope to Bimzelx ( bimekizumab ) with equal or better potency • Validated mechanism of action • Binds IL - 17A and IL - 17F to prevent homodimer and heterodimer signaling • Equal or greater affinity vs. bimekizumab • Predicted equivalent safety • Predicted to meet or beat efficacy Novel IP for composition of matter into 2040s Half - life extension through validated Fc modification • Higher exposure to increase efficacy • Longer exposure to reduce dosing frequency (targeting 2 - 3 doses/year in PsO/PsA) Effector - null human IgG1 Fc

©2024 Oruka Therapeutics 25 ORKA - 002 could be best - in - class in a $15B market Best target Dual IL - 17A/F inhibition has shown superior efficacy vs. IL - 17A inhibition, with $15B+ in future market potential Best profile Limited competition Skyrizi - like dosing intervals in a convenient single injection while minimizing biological risk by pursuing the Bimzelx MoA Rapid development path Ph1 HV study d e - risks PK and dosing interval , with potential for rapid development path (Bimzelx took ~6 years from IND to BLA) Only two clinical stage IL - 17A/F dual inhibitors , with lengthy timeline to biosimilar entry

©2024 Oruka Therapeutics 26 Corporate

©2024 Oruka Therapeutics 27 Single fundraise could support multiple inflection points 1H – Final PK in HVs 2H – PsO 16 - week PoC 2H – Phase 2 FPI 1H – FPI 2H – Initial PK in HVs ORKA - 001 (SC, extended half - life IL - 23) 1H – Initial PK in HVs 2H – FPI ORKA - 002 (SC, extended half - life IL - 17A/F) 1H – Target Disclosure ORKA - 003 (undisclosed) 2026 2025 2024 $275M raise supports company through 2027, more than one year past multiple inflection points

©2024 Oruka Therapeutics 28 Building rapidly with backing from Paragon Peter Harwin Managing Member, Fairmount Lawrence Klein CEO Board of Directors Laura Sandler SVP, Operations Joana Goncalves CMO Arjun Agarwal SVP, Finance Christina Liang Sr. EA & Operations Manager Andrew Blauvelt Chair, Scientific Advisory Board Sam Kulkarni CEO & Chairman, CRISPR Therapeutics Cameron Turtle CEO, Spyre Therapeutics Carl Dambkowski CMO, Apogee Therapeutics Christopher Finch VP, Corp Dev & Strategy Lawrence Klein CEO, Oruka Therapeutics Eugenia Levi VP, Medical Affairs Joe Senn SVP, Nonclinical R&D Rajiv Panwar VP , Head of CMC

©2024 Oruka Therapeutics 29 ARCA and Oruka transaction summary • Transaction : Transaction between ARCA Biopharma, Inc. ( ARCA ), including its wholly owned subsidiaries Atlas Merger Sub Corp. ( First Merger Sub ), Atlas Merger Sub II, LLC ( Second Merger Sub ), and Oruka Therapeutics, Inc. ( Oruka ) • Transaction Structure : ARCA to acquire 100% of Oruka equity interests in reverse - triangle merger with Merger Sub, with Oruka surviving the merger as a wholly owned subsidiary of ARCA (followed by merger of Oruka with and into Second Merger Sub) • Rebrand : Post - closing, ARCA will be renamed Oruka Therapeutics, Inc. • Interim Operating Covenants : Customary interim covenants that limit both Oruka and ARCA to ordinary - course operations between signing and closing, subject to certain exceptions • Survival : No survival of reps and warranties • Director / Officer Indemnification : Oruka (post - closing) will be obligated to maintain indemnification of D&Os for at least 6 years post - closing. ARCA (pre - closing) required to procure six - year D&O insurance tail policy • Outside Date : Six months from execution, with possible 60 - day extension if Form S - 4 is not effective • Timing : Closing expected to occur during third quarter 2024 • Post - Closing Shares Outstanding : On an as - converted basis and after accounting for these transactions, the total number of shares of common stock of the company outstanding post - closing is expected to be approximately 596,040,033 Overview • Post - Closing Ownership: Oruka holders to own ~97.6% (~58.3% attributable to PIPE shares) of combined enterprise ( f.d. ) and ARCA holders to own ~2.4%, assuming ARCA Net Cash at closing of $5M and a PIPE of $275M, subject to certain limited adjustments for customary items • Certain Closing Conditions: – Form S - 4 : Form S - 4 shall have become effective with SEC (see “SEC Filings” below) – Reps Bringdown : materiality scrape on MAE - and materiality - qualified reps, brought down to MAE standard; capitalization rep brought down flat, subject to de minimis exceptions; fundamental representations brought down in all material respects – Interim Covenants : perform or comply in all material respects; no MAE – Oruka Stockholder Approval : holders representing ( i ) majority of capital stock on as - converted basis and (ii) a majority of Series A preferred shares – ARCA Stockholder Approval : holders representing majority of common stock – Lock - Up Agreements : lock - up agreements delivered at signing shall remain in place – PIPE : PIPE proceeds of at least $175M shall have been received by Oruka – Nasdaq Application : Nasdaq application covering merger shares shall be submitted – ARCA Dividend : ARCA dividend of net cash in excess of $5M, if any, shall have been received by Transfer Agent Post - Closing Ownership; Closing • Concurrent Investment: ~$275M of PIPE proceeds, including ~$80M from existing Oruka investors and ~$195M from new investors, led by Fairmount • Registration Rights Agreement : Company agrees to register any shares that would be subject to Rule 144 limitations (i.e., affiliates) on resale registration statement • Certain Closing Conditions (Subscription Agreement): – Reverse Merger: Closing conditions under the merger agreement must have been met – Reps: MAE - and materiality - qualified reps brought down flat; other reps brought down in all material respects – Interim covenants: Use commercial reasonable efforts to comply • Closing: Expected to occur immediately prior to closing of the reverse merger PIPE • SEC Filings: – Parties expect to file Form S - 4 in May 2024 registering the ARCA shares to be issued (and “constructive” registration of Oruka offering to ARCA stockholders per Rule 145(a)) – Directors & Executive Officers to file Forms 3, 4 & 5 following the Closing Date – Resale registration statement covering Oruka affiliates to be filed promptly post - closing • Support Agreements: Directors / officers and certain affiliated investors to sign support agreements, agreeing to vote in favor of and otherwise support the transaction • Lock - Up Agreements: Directors / officers and certain affiliated investors to sign 180 - day lock - up agreements prohibiting (subject to certain exceptions) post - closing transactions in Oruka’s securities during the lock - up period Other Agreements

©2024 Oruka Therapeutics 30 Please refer to ARCA’s SEC filings for additional information (1) The percentage of the combined company owned by ARCA’s stockholders is subject to adjustment based on the amount of ARCA’ s n et cash at the closing date; (2) ARCA is expected to contribute $5 million to the combined entity and expects to pay a dividend to pre - merger ARCA stockholde rs of ~$20 million immediately prior to the close of the merger; (3) Oruka has secured commitments for a $275 million private investment in Oruka common stock and pr e - funded warrants from a syndicate of healthcare investors, which is expected to close immediately prior to completion of the merger. Estimated total shares of common stock of the combined company post - closing • Shares of common stock • Pre - funded warrants 270.4M 85.0M 596,040,033 14.5M • Shares of common stock outstanding Expected ownership of the combined company Shares on an as - converted basis Estimated dividend per share ARCA biopharma • Shares of common stock outstanding • Series A shares 72.6M 153.5M Oruka Therapeutics Pre - closing financing 3 2.4% 1 97.6% N/A $1.38 2 Estimated capitalization following close of transactions